UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 8)
General Finance Corporation
(Name of Issuer)
9.00% Series C Cumulative Redeemable Perpetual Preferred Stock
(Title of Class of Securities)
369822507
(CUSIP Number)
Karl I. Swaidan Hahn & Hahn LLP 301 E. Colorado Boulevard, 9th Floor Pasadena, California 91101-1977 (626) 796-9123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 7, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald L. Havner, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 21,269(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 21,269(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,269(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1)
Mr. Havner and his wife, LeeAnn R. Havner ("Mrs. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust"). The Trust owns 21,269 Shares. As a Co-Trustee of the Trust, Mr. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LeeAnn R. Havner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 21,269(1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 21,269(1))
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,269(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

(1)
Mrs. Havner and her husband Ronald L. Havner, Jr. ("Mr. Havner"), are Co-Trustees of The Havner Family Trust (the "Trust"). The Trust owns 21,269 Shares. As a Co-Trustee of the Trust, Mrs. Havner may be deemed to beneficially own all of the Shares held by the Trust.

CUSIP No. 369822507

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Havner Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 21,269 (1)
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 21,269 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,269
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

(1)
The Trust owns 21,269 Shares. Ronald L. Havner, Jr. and his wife, LeeAnn R. Havner, are the Co-Trustees of the Trust.

CUSIP No. 369822507

SCHEDULE 13D

Item 1.      Security and Issuer

The securities to which this Schedule 13D ("Schedule 13D") relates are shares of 9.00% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Shares" or the "Series C Preferred Stock") of General Finance Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 39 East Union Street, Pasadena, California 91103.

Item 2.     Identity and Background

This statement is being filed jointly by Ronald L. Havner, Jr. ("Mr. Havner"), LeeAnn R. Havner ("Mrs. Havner"), and The Havner Family Trust (the "Trust) (collectively, the "Reporting Persons"). Neither the present filing nor anything contained herein shall be construed as an admission that the Trust or Mr. and Mrs. Havner constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Trust and Mr. and Mrs. Havner constitute a "group" for any purpose.

Mr. and Mrs. Havner are husband and wife and the Co-Trustees of the Trust. Each of the Reporting Persons has a business address c/o Public Storage, Inc., 701 Western Avenue, Glendale, California 91201.

Mr. Havner is the Chairman and Chief Executive Officer of Public Storage, Inc., a fully integrated, self-administered and self-managed real estate investment trust that acquires, develops, owns and operates self-storage facilities which offer self-storage spaces for lease for personal and business use. The principal business address of Public Storage, Inc. is 701 Western Avenue, Glendale, California 91201. Mr. Havner is a citizen of the United States of America.

Mrs. Havner is a philanthropist and engaged in a variety of charitable activities. Mrs. Havner is a citizen of the United States of America.

The Trust is a trust formed under the laws of the State of California.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds

The Reporting Persons have used Mr. and Mrs. Havner's personal funds to acquire the Shares, including those referenced in Item 5 below. The Trust paid an aggregate $1,723,887 for the Trust Shares.

Item 4.     Purpose of Transaction

The Reporting Persons have acquired the Shares for investment purposes only and expect from time to time to acquire or dispose of additional Shares via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for the Shares. However, there is no timetable or pre-arranged plan related to purchase or sale of additional Shares. Such decisions will be made based on trading activity and the relative value of the Shares, as defined by market conditions, as each Reporting Person expects to continuously review such person's investment in the Issuer.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose or distribute some or all of its or his or her Shares or such other securities as it or he or she owns or may subsequently acquire depending on various factors, including but not limited to, the price of the Shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Except as indicated herein, no Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relates or would result in any of the transactions or other matters specified in Clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Issuer

During the last 60 days, the Trust acquired 1,482 additional Shares on July 7, 2017, on the open market, for an aggregate purchase price of $142,904.

The percentages of beneficial ownership set forth in this Schedule 13D have been determined based on the 400,000 Shares outstanding as of March 31, 2017, as reported in the Issuer's Form 10-Q filed on May 10, 2017.

Mr. Havner.

(i) Mr. Havner, as Co-Trustee of the Trust, may be deemed to beneficially own 21,269 Shares (the "Trust's Shares") representing approximately 5.3% of the outstanding Series C Preferred Stock.

(ii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.

Mrs. Havner.

(i) Mrs. Havner, as Co-Trustee of the Trust, may be deemed to beneficially own 21,269 Shares representing approximately 5.3% of the outstanding Series C Preferred Stock.

(ii) As Co-Trustees of the Trust, Mr. and Mrs. Havner share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.

The Trust.

(i) The Trust may be deemed to beneficially own 21,269 Shares representing approximately 5.3% of the outstanding Series C Preferred Stock.

(ii) Mr. and Mrs. Havner, as Co-Trustees of the Trust, share the power to vote or direct the vote, and to dispose or to direct the disposition, with respect to the Trust's Shares.

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.      Material to be Filed as Exhibits

Exhibit                 Description of Exhibits

99.1                      Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

CUSIP No. 369822507

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 18, 2017

Signature:	/s/ Ronald L. Havner, Jr.

Name/Title:	Ronald L. Havner, Jr.

Signature:	/s/ LeeAnn R. Havner

Name/Title:	LeeAnn R. Havner

THE HAVNER FAMILY TRUST

Signature:	/s/ LeeAnn R. Havner

Name:	LeeAnn R. Havner
Title:	Trustee

Signature:	/s/ Ronald L. Havner, Jr.

Name:	Ronald L. Havner, Jr.
Title:	Trustee